[redacted]

SECU 15045208 SSION

SEC Mail Processing Section
FEB 23 2015
Washington DC
404

2/23/15

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17356

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Accrued Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Broadhollow Road, Suite PH 02
(No. and Street)

Melville	New York	11747-4905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Schoenwald 631 423-7373 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NawrockiSmith LLP
(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Road, Suite 115E	Melville	New York	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/24/15

OATH OR AFFIRMATION

I, David J. Schoenwald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Accrued Equities, Inc., as of 12/31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

LAWRENCE M. HOFFMAN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02805054674
QUALIFIED IN SUFFOLK COUNTY 18
COMMISSION EXPIRES FEB. 23, 20 18

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X Report of Independent Registered Public Accounting Firm.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X Broker Dealer Exemption Report.

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Accrued Equities, Inc.:

We have audited the accompanying financial statements of Accrued Equities, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Accrued Equities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Accrued Equities, Inc.'s financial statements. The supplemental information is the responsibility of Accrued Equities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Melville, New York
February 12, 2015

Nawrocki Smith LLP

ACCRUED EQUITIES, INC.
Statement of Financial Condition
December 31, 2014

Assets

Cash	$ 591,373
Securities owned:	
Marketable, at market value	136,845
Furniture & fixtures (net of depreciation)	1,773
Accounts receivable	91,183
Prepaid insurance	4,779
Prepaid taxes	16,617
Rent security	2,485
Total assets	$ 845,055

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 8,883
Payroll taxes payable	126
Taxes payable (deferred taxes of $32,800)	40,100
Total liabilities	49,109
Stockholders' equity:	
Common stock, no-par value, authorized 200 shares issued, 200 shares outstanding	40,696
Retained earnings	755,250
Total stockholders' equity	795,946
Total liabilities and stockholders' equity	$ 845,055

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Income
for the Year Ended December 31, 2014

Revenues:		
Commissions		$ 51,783
Underwriting		43,937
Dividends		5,497
Interest		37
Unrealized gain on securities		10,266
Investment advisory fees		1,009,343
Total revenues		1,120,863
Expenses:		
Regulatory fees and expenses		11,077
Other expenses:		
Administration/management fees	$ 42,000	
Compensation and benefits - Officers	568,273	
Compensation and benefits - Employees	223,856	
Advertising & Promotion	26,045	
Rent	34,791	
Postage, dues, supplies and subscriptions, CPE	18,562	
Repairs	265	
Communications	4,014	
Printing	447	
Miscellaneous and bank charges	1,280	
Petty cash, automobile and travel	3,724	
Internet expense	2,400	
Underwriting expense	12,500	
Distribution service fee	48,170	
Accounting and auditing	70,645	
Insurance and bond	10,161	
Total other expenses		1,067,133
Total expenses		1,078,210
Income before income taxes		42,653
Provision for income taxes (Includes deferred income taxes of $9,300)		16,027
Net income		$ 26,626

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2014

Cash Flows From Operating Activities

Net income	$26,626
Adjustments to reconcile net cash provided by operating activities	
(Increase) decrease in operating assets:	
Accounts receivable	(9,007)
Securities segregated under federal and other regulations	(10,185)
Prepaid taxes	3,827
Increase (decrease) in operating liabilities:	
Payables to non-customers	(14,705)
Taxes and deferred taxes payable	11,969
Total adjustments	(18,101)
Net cash provided by operating activities	8,525
Increase in cash	8,525
Cash at beginning of year	582,848
Cash at end of year	$591,373
Supplemental cash flow disclosure:	
Income tax payments	$16,617

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 2014

	Capital Stock Common			
	Shares	Amount	Retained Earnings	Total Stockholders' Equity
Balances at January 1, 2014	200	$ 40,696	$ 728,624	$ 769,320
Net income	-	-	26,626	26,626
Balances at December 31, 2014	200	$ 40,696	$ 755,250	$ 795,946

The accompanying notes are an integral part of these financial statements.

Accrued Equities, Inc.
Notes to Financial Statements
Year Ended December 31, 2014

1. **Organization and Nature of Business:**

   The Company is a Broker-Dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Investment Advisor for a mutual fund.

   The Company is a New York Corporation and has 200 shares of no-par value common stock issued and outstanding. There is no stated value.

2. **Significant Account Policies:**

   Investment Advisory Income:

   Investment advisory fees are received from a mutual fund for which the Company provides advisory services. Fees are received monthly.

   Distribution and Underwriters Income:

   The Company receives commission income from a mutual fund for sub-distribution services to the Fund. Fees are received semi-monthly. Co-underwriting fees are earned via offset for certain expenses of the advisor.

   Income Taxes:

   The Company is an accrual basis regular corporation. The Company records deferred taxes payable based on the unrealized gains or losses in marketable securities.

   Depreciation:

   Equipment is carried at cost less accumulated depreciation. Depreciation is computed using various methods, based upon the estimated useful life and salvage value of the asset. The policy of the Company is to capitalize fixed asset acquisitions of $5,000 or greater.

   Statement of Cash Flows:

   For purposes of the Statement of Cash Flows, the Company has defined cash as cash in bank(s).

   Use of estimates:

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement:

FASB Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Cash and cash equivalents -

The carrying amounts reported on the Statement of Financial Condition for cash and cash equivalents approximate those assets' fair values.

Fixed income securities -

The fair value of the Company's securities is determined by the quoted market price in active markets.

The following is a summary of the inputs used as of December 31, 2014, in valuing the Company's assets carried at fair value:

	Investments In Securities
Level 1	$ 136,845
Level 2	-
Level 3	-
	$ 136,845

As of December 31, 2014, the Company did not possess any level 2 or 3 type of assets.

There were no transfers between any levels during the year 2014.

3. Equity:

There was no difference between net capital computation computed by the Company and the audited report. See Schedule I.

4. Related Party Transactions:

The Company has transactions with its president, who is an attorney, and a shareholder. The Company pays its president's law firm for legal and administrative services-although not at arms length, it is considered to be fair by the Company. The balance due to the law firm at December 31, 2014 was $0. In addition, the Company and a mutual fund, New Alternatives Fund, share facilities with the law office. Disbursements for a shared expense, insurance, are made on a basis, which is the opinion of the insurance agent and approved by the Board of Trustees of New Alternatives Fund.

5. Transactions with Affiliates:

Accrued Equities, Inc. is the investment advisor, the co-underwriter and a co-distributor for a mutual fund, New Alternatives Fund. The President and director of Accrued Equities, Inc. is an officer of the Fund.

6. Market Concentrations:

The Company earns substantially all of its income from one mutual fund client.

7. Lease Commitment:

The Company entered into a lease for office space in July 2013. The lease term is for two years. The minimum lease commitment is as follows:

2015	$18,800

8. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The end of the year capital ratio was 1 to 45.97 at December 31, 2014. The Company had net capital in excess of its required net capital.

9. Income Taxes:

The current and deferred portions of Income Tax Expense included in the Statement of Income.

	Current	Deferred	Total
Federal	$ 3,759	$ 8,500	$12,259
State and Local	2,968	800	3,768
Total	$ 6,727	$ 9,300	$ 16,027

There were no substantial differences between expected income tax expense and the Company's income tax expense as reported in the Financial Statements.

There are no tax positions that the company has taken on federal income tax returns (current and prior three years) that require disclosure. The Company's federal and state income tax returns for the tax years for which applicable statutes of limitation have not expired are subject to examination by the Internal Revenue Service and New York State.

10. Subsequent Events:

The Company has evaluated subsequent events through February 12, 2015, which is the date these financial statements were available to be issued. No events have occurred subsequent to the Statement of Financial Condition date through February 12, 2015, that would require adjustment or disclosure in the financial statements.

Schedule I

Accrued Equities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2014

Total capital		$ 795,946
		795,946
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 1,773	
Prepaid taxes	16,617	
Other assets	7,264	25,654
Other deductions and/or charges		
Net capital before haircuts on securities positions (tentative net capital)		770,292
Haircut on securities		
Stocks	20,527	
Undue concentration	-	20,527
Net capital		$ 749,765
Aggregate indebtedness		
Items included in consolidated Statement of Financial Condition:		
Other accounts payable and accrued expenses		$ 16,309
Total aggregate indebtedness		$ 16,309
Computation of basic net capital requirement		
Minimum net capital required:		
Company		$ 1,087
Total		$ 1,087
Minimum dollar net capital requirement		$ 5,000
Excess net capital		$ 744,765
Ratio: Aggregate indebtedness to net capital		1:45.97

SCHEDULE II

Accrued Equities, Inc.
Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

ACCRUED EQUITIES INC.

150 BROADHOLLOW ROAD, SUITE PH 02
MELVILLE, NEW YORK 11747

631 423-7373

February 12, 2015

Accrued Equities, Inc. Exemption Report

ACCRUED EQUITIES, INC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended December 31, 2014, the Company states the following:

- The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provision of 17C.F.R §15c3-3(k): (2) (ii)

- Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent fiscal year without exception.

Accrued Equities, Inc.

I, David J. Schoenwald, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

President

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Accrued Equities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Accrued Equities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
February 12, 2015

Nawrocki Smith LLP

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of
Accrued Equities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Accrued Equities, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
February 12, 2015

Nawrocki Smith LLP

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☑ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] 1/1/2014

Authorized Signature/Title Date

SIPC-3 2014

8-017356 FINRA DEC 11/26/1972
ACCRUED EQUITIES INC
150 BROADHOLLOW RD STE PH 02
MELVILLE, NY 11747

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3

FY 20

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2014** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☑ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.